Exhibit 3

NEWS RELEASE                                            Investors/Media Contact:
                                                        Samuel D. Isaly
For Immediate Release                                   Carl Gordon
                                                        OrbiMed Advisors LLC
                                                        (212) 739-6400


    OrbiMed Advisors Announces Opposition to Pharmacopeia Acquisition of Eos
                              Biotechnology, Inc.

               Meeting Tentatively Scheduled for January 18, 2002

OrbiMed Advisors LLC, a beneficial owner of approximately 10% of the outstanding common stock of Pharmacopeia Inc. (NASD: PCOP), today announced in a Schedule 13D filing its intention to vote against Pharmacopeia's proposed acquisition of Eos Biotechnology, Inc, a privately-held development stage drug discovery company. OrbiMed urged other shareholders to vote against the transaction.

In a letter sent today to Pharmacopeia Chairman, President and Chief Executive Officer Joseph A. Mollica, Ph. D. OrbiMed emphasized that Pharmacopeia's plan to issue over 10 million shares of its common stock to buy Eos is highly dilutive to Pharmacopeia shareholders. OrbiMed noted that since the announcement of the transaction in August, Pharmacopeia's share price has declined 21%, while the AMEX Biotechnology Index and NASDAQ Biotechnology Index have risen 22% and 16%, respectively.

In the letter, Samuel D. Isaly, Managing Partner of OrbiMed said "We believe this is an ill-advised transaction for Pharmacopeia and have determined to vote all of the shares we control against the Eos acquisition. We urge our fellow Pharmacopeia shareholders to vote against the transaction as well."

The OrbiMed letter is attached. The Schedule 13D filing is available on the Securities and Exchange Commissions EDGAR system at www.sec.gov.

About OrbiMed
OrbiMed Advisors LLC is a New York City based global asset management firm which focuses its efforts exclusively in the healthcare sector. OrbiMed currently employs 22 persons and manages more than $4 billion in assets worldwide.